Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166858

PROSPECTUS SUPPLEMENT

(Prospectus dated May 14, 2010)

PIEDMONT OFFICE REALTY TRUST, INC.

Dividend Reinvestment Plan

9,000,000 Shares

The following information updates and supplements the Piedmont Office Realty Trust, Inc. Dividend Reinvestment Plan Prospectus dated May 14, 2010.

Sale of Shares. Effective February 24, 2011, Participants in the Piedmont Office Realty Trust, Inc. (“Piedmont”) Dividend Reinvestment Plan (the “DRP”) will be allowed to sell shares of Piedmont’s Class A common stock (the “Common Stock”) through The Bank of New York Mellon, as plan administrator (the “Plan Administrator”). The procedures relating to these sales are described below:

How may I sell shares through the DRP?

A participant in the DRP (a “Participant”) may sell all or part of the Participant’s shares of Common Stock by providing instructions to the Plan Administrator. Within five business days after receipt of instructions, the Plan Administrator will sell such shares. These shares will be sold through independent securities brokers selected by the Plan Administrator in its sole discretion. The Participant will be charged a commission (currently, $0.12 per share), transfer and other taxes and other transaction expenses, which amounts will be deducted from the cash proceeds paid to the Participant. A service fee (currently $15) will also be deducted from the cash proceeds. Shares of Common Stock being sold for the Participant may be aggregated with those of other plan Participants who have requested sales. In that case, the Participant will receive proceeds based on the weighted average sales price of all shares sold, less applicable fees and expenses. A check representing the proceeds of the sale of shares, less applicable fees and expenses, will be forwarded to the Participant as soon as practicable after settlement of the sale.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 24, 2011.